UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Alexander’s Inc.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
014752109
(CUSIP Number)
Steven Borenstein
Corporation Counsel and Secretary
Vornado Realty Trust
888 Seventh Avenue
New York, New York 10019
(212) 894-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to

William G. Farrar
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

August 23, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

SCHEDULE 13D
CUSIP No. 014752109	Page 2 of 7 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vornado Realty Trust 22-1657560
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐

3	SEC use only

4	Source of funds (see instructions)
N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or place of organization
Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power
0
	8	Shared voting power
1,654,068
	9	Sole dispositive power
0
	10	Shared dispositive power
1,654,068
11	Aggregate amount beneficially owned by each reporting person
2,157,114 (includes 503,046 shares held by Interstate Properties)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

13	Percent of class represented by amount in Row (11)
42.2%[1]
14	Type of reporting person (see instructions)
OO

1 Based upon 5,107,290 shares of Alexander’s, Inc. common stock outstanding on June 30, 2023 as reported by Alexander’s, Inc. in its Form 10-Q for the period ended June 30, 2023.

SCHEDULE 13D
CUSIP No. 014752109	Page 3 of 7 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vornado Realty L.P. 13-3925974
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power
0
	8	Shared voting power
1,654,068
	9	Sole dispositive power
0
	10	Shared dispositive power
1,654,068
11	Aggregate amount beneficially owned by each reporting person
2,157,114 (includes 503,046 shares held by Interstate Properties)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

13	Percent of class represented by amount in Row (11)
42.2%[2]
14	Type of reporting person (see instructions)
PN

2 Based upon 5,107,290 shares of Alexander’s, Inc. common stock outstanding on June 30, 2023 as reported by Alexander’s, Inc. in its Form 10-Q for the period ended June 30, 2023.

SCHEDULE 13D
CUSIP No. 014752109	Page 4 of 7 Pages

This Amendment No. 7 amends and supplements the Schedule 13D Statement originally filed by Vornado, Inc. on August 2, 1990 with respect to the Common Stock, par value $1.00 per share (the “Shares”), of Alexander’s, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 210 Route 4 East, Paramus, New Jersey 07652. In 1993, Vornado, Inc. merged into Vornado Realty Trust. The statement on Schedule 13D, as heretofore amended and supplemented and as amended and supplemented hereby, remains in full force and effect.
Item 2.Identity and Background.
(a) – (c) and (f) This statement is being filed by Vornado Realty Trust, a Maryland real estate investment trust (“Vornado”) and Vornado Realty L.P., a Delaware limited partnership (the “Operating Partnership” and, together with Vornado, the “Reporting Persons”).
Vornado holds 90.6% of the Class A limited partnership interests of the Operating Partnership. Shares owned by the Operating Partnership may be regarded as beneficially owned by Vornado, its general partner. Interstate Properties, a New Jersey general partnership (“Interstate”), owns approximately 2.9% of the outstanding common shares of beneficial interest of Vornado.
The business address of each Reporting Person is 888 Seventh Avenue, New York, New York 10019. Additional information about each Trustee and executive officer of Vornado is set forth in Schedule I. All of the persons listed in Schedule I are citizens of the United States of America.
(d)– (e) No Reporting Person, nor to the best knowledge of the Reporting Persons any of the persons listed in Schedule I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.Source and Amount of Funds or Other Consideration.
On August 23, 2023, Interstate distributed to a partner of Interstate, Russell B. Wight, Jr., 251,522 Shares of the Company. The distribution of Shares to Mr. Wight by Interstate is equal to Mr. Wight’s pecuniary interest in the Shares held by Interstate immediately prior to such distribution. Mr. Wight is a Trustee of Vornado and a director of the Company.
Item 5.Interest in Securities of the Issuer.
(a)– (b). See the rows numbered 8, 10 and 13 on pages 2 and 3 above, which are incorporated herein by reference.
The Operating Partnership owns 1,654,068 Shares (32.4% of the 5,107,290 Shares reported by the Company as outstanding as of June 30, 2023 in its Form 10-Q for the period ended June 30, 2023). By virtue of being the general partner of the Operating Partnership, Vornado may be deemed the beneficial owner of the 1,654,068 Shares owned by the Operating Partnership. Vornado and the Operating Partnership have shared voting and dispositive power with respect to such Shares. Interstate owns 503,046 Shares (9.8% of the 5,107,290 Shares reported by the Company as outstanding as of June 30, 2023 in its Form 10-Q for the period ended June 30, 2023). While Vornado and the Operating Partnership may be deemed to be a group with Interstate and thus to beneficially own the Shares held by Interstate (for an aggregate of 2,157,114 Shares or 42.2%), neither Vornado nor the Operating Partnership has sole or shared voting or dispositive power with respect to the Shares held by Interstate.
In addition to the interests in the securities of the Company described above: (i) Steven Roth, Chairman of the Board and Chief Executive Officer and a Trustee of Vornado, and Chairman, Chief Executive Officer and a director of the Company and a general partner of Interstate, beneficially owns 166,229 Shares (9,700 Shares directly, 3,053 Shares that Mr. Roth has the right to acquire upon his retirement pursuant to deferred stock units granted to him by the Company, and 153,476 Shares through a limited liability company of which he is the majority owner and managing member, representing an aggregate beneficial ownership of 3.3%), (ii) David Mandelbaum, a Trustee of Vornado, a director of the Company and a general partner of Interstate, beneficially owns 210,790 Shares directly, including 3,053 Shares that Mr. Mandelbaum has the right to acquire upon his retirement pursuant to deferred stock units granted to him by the Company (representing an aggregate beneficial ownership of 4.1%), (iii) Mandakini Puri, a Trustee of Vornado and director of the Company, beneficially owns 2,264 Shares that she has the right to acquire upon her retirement pursuant to deferred stock units granted to her by the Company, representing an aggregate beneficial ownership of less than 0.1% and (iv) Russell B. Wight, Jr., a general partner of Interstate, Trustee of Vornado and a director of the Company, beneficially owns 456,575 Shares (453,522 directly and 3,053 Shares that Mr. Wight has the right to acquire upon his retirement pursuant to deferred stock units granted to him by the Company, representing an aggregate beneficial ownership of 8.9%; does not include 2,773 Shares owned by Mr. Wight’s children or 500 Shares owned by Mr. Wight’s spouse, as to which Mr. Wight disclaims any beneficial interest). Each of these holders of securities noted above has sole or shared voting and/or dispositive power over such Shares.
As of the close of business on August 23, 2023, the aggregate beneficial ownership of Interstate and its three partners and Vornado is 2,990,708 Shares, or 58.5% of the outstanding Shares.
(c)On August 23, 2023, Interstate made a distribution to a partner of Interstate, Russell B. Wight, Jr., of 251,522 Shares of the Company.
Other than this transaction, there have been no transactions in the Shares effected by Vornado, the Operating Partnership or Interstate or any of the executive officers or trustees of Vornado or general partners of Interstate or the Operating Partnership in the past sixty days.

SCHEDULE 13D
CUSIP No. 014752109	Page 5 of 7 Pages

(d)Other than a Reporting Person with respect to Shares beneficially owned by such Reporting Person, no person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares that may be deemed to be beneficially owned by such Reporting Person.
(e)Not applicable.
Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended and supplemented to add the following:
Mr. Roth, Mr. Wight and Mr. Mandelbaum have each been granted 3,053 deferred stock units with respect to the Shares. Ms. Puri has been granted 2,264 deferred stock units with respect to the Shares. A form of Alexander’s, Inc. 2016 Omnibus Stock Plan Deferred Stock Unit Grant Agreement is filed as Exhibit 6 hereto.
Item 7.Material to be Filed as Exhibits
Item 7 is hereby amended and supplemented to add the following:

Exhibit	Description
6	Form of Alexander’s, Inc. 2016 Omnibus Stock Plan Deferred Stock Unit Grant Agreement between the Company and certain employees. Incorporated herein by reference from Exhibit 10.4 to the Alexander’s, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed on August 1, 2016.

SCHEDULE 13D
CUSIP No. 014752109	Page 6 of 7 Pages

SCHEDULE I

The following is a list of trustees and executive officers of Vornado Realty Trust, their residence or business address, their present principal occupation or employment and the name of any organization in which such employment is conducted.

Name	Residence or Business Address	Present Principal Occupation or Employment
Steven Roth (Trustee of Vornado)	Vornado Realty Trust 888 Seventh Avenue New York, New York 10019	Chairman of the Board and Chief Executive Officer of Vornado; managing general partner of Interstate Properties (“Interstate”)
Candace K. Beinecke (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Senior Partner of Hughes Hubbard & Reed LLP
Michael D. Fascitelli (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Owner of MDF Capital LLC
Beatrice Hamza Bassey (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	General Counsel, Chief Compliance Officer and Corporate Secretary of Atlas Mara Limited
William W. Helman IV (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	General Partner of Greylock Partners
David M. Mandelbaum (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Member of the law firm of Mandelbaum & Mandelbaum, P.C.; a general partner of Interstate
Raymond J. McGuire (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	President of Lazard Ltd
Mandakini Puri (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Private Consultant
Daniel R. Tisch (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Managing Member of TowerView LLC
Russell B. Wight, Jr. (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	A general partner of Interstate
Haim Chera	Vornado Realty Trust (see address above)	Executive Vice President – Head of Retail of Vornado Realty Trust
Michael J. Franco	Vornado Realty Trust (see address above)	President and Chief Financial Officer of Vornado Realty Trust
Barry S. Langer	Vornado Realty Trust (see address above)	Executive Vice President – Development and Co-Head of Real Estate of Vornado Realty Trust
Glen J. Weiss	Vornado Realty Trust (see address above)	Executive Vice President – Office Leasing and Co-Head of Real Estate of Vornado Realty Trust

SCHEDULE 13D
CUSIP No. 014752109	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
DATED: August 23, 2023

VORNADO REALTY TRUST

By:	/s/ STEVEN BORENSTEIN
Name: Steven Borenstein
Title: Senior Vice President & Corporation Counsel

VORNADO REALTY L.P.

By:	Vornado Realty trust, its general partner

By:	/s/ STEVEN BORENSTEIN
Name: Steven Borenstein
Title: Senior Vice President & Corporation Counsel